CLASS A PREFERRED STOCK
STOCKHOLDERS' AGREEMENT

This Stockholders' Agreement (this "Agreement") is made as of [Closing Date], by and among Distilled Bath and Body, Inc., a Delaware corporation (the "Company"), and the persons whose names and addresses appear under the heading "Stockholders" on the signature pages hereto (each individually, a "Stockholder," and collectively, the "Stockholders").

In consideration of the mutual covenants set forth herein, the parties hereby agree as follows:

ARTICLE I. DEFINITIONS.

(a) As used in this Agreement, the following terms shall have the following meanings:

"Affiliate" shall mean, with respect to any person or entity, any other person or entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person or entity. For purposes of the foregoing sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any person or entity, means the direct or indirect possession of the power to direct or cause the direction of the management or policies of such person or entity, whether through the ownership of voting securities, by contract or otherwise.

"Articles" shall mean the Certificate of Incorporation of the Company as in effect on the date hereof.

"Deemed Liquidation Event" shall have the meaning in the Articles.

"Common Stock" shall mean the Company's common stock, par value $0.001 per share.

"Common Stock Equivalents" shall mean (i) any evidences of indebtedness, shares of stock or other securities directly or indirectly convertible into or exchangeable for shares of any class of Common Stock or (ii) any right, option or warrant to subscribe for, purchase or otherwise acquire, directly or indirectly, shares of any class of Common Stock; provided that, unless otherwise specified herein, for the purposes of computing the number of Shares either outstanding or held by a Stockholder, the Common Stock Equivalents outstanding or held by such Stockholder shall be deemed to be converted, exercised or exchanged for shares of Common Stock, whether or not such conversion, exercise or exchange has actually been effected.

"Permitted Transferee" shall mean, with respect to each of the Stockholders, (i) any Affiliate of such Stockholder or (ii) (A) if the Stockholder is a partnership, its partners or former partners, (B) if the Stockholder is a corporation, its shareholders, (C) if the Stockholder is a limited liability company, its members or former members, and (D) if the Stockholder is an individual, to the Stockholder's family member or trust for the benefit of the Stockholder or the Stockholders' family member(s), in each case which Permitted Transferee is required by this Agreement to be bound by provisions of this Agreement applicable to the Stockholders.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shares” shall mean shares of Common Stock or Common Stock Equivalents and “Share” shall mean any one such share.

“Transfer” shall mean any transfer, sale, conveyance, hypothecation, pledge or other disposition, whether voluntary or by operation of law, of a Share, as well as the act of performing any of the foregoing.

(b) Capitalized terms not defined in this Section, have the meaning otherwise ascribed to them in this Agreement.

(c) The definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context requires otherwise, the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The term "hereunder" shall mean this entire Agreement as a whole unless reference to a specific section of this Agreement is made.

ARTICLE II. CERTAIN REPRESENTATIONS, WAIVERS AND INDEMNIFICATIONS.

Section 2.1. Representations. Each Stockholder acknowledges and represents that:

(a) This Agreement was prepared with his or her knowledge and consent by legal counsel for the Company;

(b) He or she was advised by that counsel to consider seeking independent legal counsel to review this Agreement on his or her behalf;

(c) He or she had adequate time to seek the advice of independent counsel and to review this Agreement;

(d) He or she either obtained such advice or knowingly and intentionally chose not to seek such advice;

(e) He or she fully understands this Agreement and all of its terms and provisions, including, but not limited to, those provisions which significantly restrict his or her ability to Transfer his or her Shares; and

(f) The restrictions imposed upon his or her Shares pursuant to this Agreement are reasonable.

Section 2.2. Shares Acquired for Investment. Each Stockholder further acknowledges and represents that he or she has obtained and accepted his or her Shares in good faith, for investment and for his or her own account, and not with a view to distribution or resale.

Section 2.3. Title. Each Stockholder represents and warrants that he or she is the record and beneficial owner of his or her Shares and that he or she has not Transferred or otherwise encumbered any of those Shares or his or her interest in those Shares.

Section 2.4. Indemnity. Each Stockholder agrees to indemnify and hold the Company and the other Stockholders harmless from and against any and all liabilities, costs or expenses, including reasonable attorneys' fees, resulting from or arising out of any Transfer of his or her Shares otherwise than in accordance with the terms and provisions of this Agreement.

ARTICLE III. LIMITATIONS ON TRANSFER.

Section 3.1. General Restriction. Subject to the terms of this Article, no Stockholder shall, directly or indirectly, Transfer any Shares or any right, title or interest therein or thereto except in compliance with the terms of this Agreement, and any attempted Transfer in violation of this provision shall be null and void.

Section 3.2. Right of First Refusal. Excepted for Permitted Transfers, before any Shares held by a Stockholder may be Transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have the right to purchase all or any part of the Shares proposed to be Transferred, in each case, in its sole and absolute discretion.

(a) **Notice of Proposed Transfer.** The transferring Stockholder shall deliver to the Company a written notice ("Notice") stating: (i) the Stockholder's bona fide intention to Transfer such Shares; (ii) the name of each proposed transferee ("Proposed Transferee"); (iii) the number of Shares to be Transferred to each Proposed Transferee; and (iv) the terms and conditions of each proposed Transfer, including (without limitation) the purchase price for such Shares. The Stockholder shall offer the Shares at the same purchase price and upon the same terms (or terms that are no less favorable) to the Company or its assignee(s).

(b) **Exercise of Right of First Refusal.** At any time within 30 days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the transferring Stockholder, elect to purchase any or all of the Shares proposed to be Transferred to any one or more of the Proposed Transferees, at the same purchase price as the Proposed Transferees. If the terms of the proposed Transfer in the Notice include consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Company's board of directors in good faith.

(c) **Payment.** Payment of the purchase price shall be made, at the election of the Company or its assignee(s), in cash (by check), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within 60 days after receipt of the Notice or in the manner and at the times set forth in the Notice.

(d) **Stockholder's Right to Transfer.** If any of the Shares proposed in the Notice to be Transferred to a given Proposed Transferee are both (i) not purchased by the Company and/or its assignee(s) as provided in this Section, and (ii) approved by the Company to be Transferred, then the Stockholder may Transfer any such Shares to the applicable Proposed Transferee at the purchase price offered to the Company, or at a higher price, provided that such Transfer is consummated within 120 days after the date of the Notice; provided that any such Transfer is also effected in accordance with the Articles and the provisions of this Agreement, including this Section. The Company, in consultation with its legal counsel, may require the Stockholder to

provide an opinion of counsel evidencing compliance with applicable law. If the Shares described in the Notice are not Transferred to the Proposed Transferee within such period, or if the Stockholder proposes to change the price or other terms to make them more favorable to the Proposed Transferee, a new Notice shall be given to the Company, and the Company and/or its assignee(s) shall again be offered the right of first refusal.

(e) **Binding on Transferee.** The obligations of a Stockholder under this Section shall be binding upon any transferee of Shares. Any transferee of Shares in a transaction subject to this Section who is not already a party to this Agreement shall, prior to the closing of the Transfer, furnish to the Company a written agreement, in form and content reasonably acceptable to the Company, to be bound by and comply with all provisions of this Agreement applicable to a Stockholder.

Section 3.3. Drag-Along Rights. In the event that the holders of at least a majority of the outstanding voting Shares of the Company calculated on an as-converted-to-Common-Stock and non-diluted basis (the "Majority Holders") accept an offer to purchase their Shares from a bona fide third party, the Majority Holders shall send a written notice (the "Drag-Along Notice") to the other Stockholders (the "Drag-Along Sellers") specifying the name of the purchaser, the consideration payable per Share and a summary of the material terms of such proposed purchase. Upon receipt of a Drag-Along Notice, each Drag-Along Seller shall be obligated to (i) sell all of its Shares, free of any encumbrance, in the transaction contemplated by the Drag-Along Notice on the same terms and conditions as the Majority Holders (including payment of its pro rata share of all costs associated with such transaction), and (ii) otherwise take all necessary action to cause the consummation of such transaction, including voting its Shares in favor of such transaction and not exercising any appraisal rights in connection therewith. Each Drag-Along Seller further agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested of it by the Majority Holders, and hereby appoint the Majority Holders, acting jointly, as its attorney-in-fact to do the same on its behalf.

Section 3.4. Repurchase. If the Company determines, in its sole discretion, that it is likely the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Shares from the undersigned for the greater of (a) the Original Issue Price (as defined in the Articles and adjusted therein), and (b) the fair market value of the Shares, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Shares the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Shares by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates

upon a Change of Control or Dissolution Event (each, as defined below). For the purposes of this Section, the following terms shall have the meanings set forth below:

"Change of Control" means (a) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's board of directors, (b) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior tosuch transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (c) a sale, lease or other dispositionof all or substantially all of the assets of the Company.

"Dissolution Event" means (a) a voluntary termination of operations, (b) a general assignment for the benefit of the Company's creditors or (c) any other liquidation, dissolution or winding up of the Company(excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares at a fixed pre-money valuation.

"Financing Price" means the price per share or conversion price of a class of shares issued to the investorsinvesting new money in the Company in connection with the initial closing of an Equity Financing.

Section 3.5. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not Transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

Section 3.6. Permitted Transfers.

(a) Notwithstanding anything else herein to the contrary, the provisions of Section 3.1, and Section 3.2 shall not apply to (i) any Transfer to a Permitted Transferee of the person or entity making the Transfer; or (ii) any Transfer to the Company or one or more Stockholders; provided that, no Transfer shall be made pursuant to clause (i) unless the Permitted Transferee shall furnish to the Company a written agreement,

in form and content reasonably acceptable to the Company, to be bound by and comply with all provisions of this Agreement in the same manner as were applicable to the transferor at the time of the Transfer.

(b) All Shares Transferred hereunder, regardless of whether or not the transferee was a Permitted Transferee, shall remain subject to the restrictions of Shares held by the Stockholders hereunder, and such transferee shall be treated as a "Stockholder" for purposes of this Agreement.

Section 3.7. Prohibited Transfers. In the event any Stockholder (a "Prohibited Transferor") should sell any Shares in contravention of the right of first refusal or other rights of any Stockholder under this Agreement (a "Prohibited Transfer"), such Prohibited Transferor will indemnify the Company against any costs related to the Prohibited Transfer and the Company may treat such Prohibited Transfer as null and void.

ARTICLE IV. LEGEND.

Section 4.1. Each certificate representing Shares now or hereafter owned by any Stockholder or issued to any person or entity in connection with a Transfer shall be endorsed with the following legend:

"THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS' AGREEMENT BY AND BETWEEN THE COMPANY AND CERTAIN HOLDERS OF SHARES OF THE COMPANY, INCLUDING THE HOLDER OF THIS CERTIFICATE. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY."

Section 4.2. Each Stockholder agrees that the Company may instruct its transfer agent to impose Transfer restrictions on the Shares represented by certificates bearing the legend referred to above to enforce the provisions of this Agreement. The legend shall be removed upon termination of this Agreement.

ARTICLE V. MISCELLANEOUS.

Section 5.1. Additional Stockholders. Each person or entity to whom a Stockholder Transfers Shares or who acquires Shares after the date hereof shall become a party hereto and shall be bound hereby as a "Stockholder." No Stockholder shall Transfer any securities to any person or entity unless such person or entity enters into a supplementary agreement with the Company, in form and content reasonably acceptable to the Company, agreeing to be bound by the terms hereof in the same manner as the other Stockholders. Such supplementary agreement shall not require the signature or consent of any party hereto other than the Company.

Section 5.2. Conditions to Exercise of Rights. Exercise of each party's rights under this Agreement shall be subject to and conditioned upon, and each party shall use commercially reasonable efforts to assist each other party in, compliance with applicable laws.

Section 5.3. Information Rights and Confidentiality. Consistent with applicable law, no Stockholder by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Stockholder whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of units of a competitor. The undersigned agrees to keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Stockholder's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Stockholder's investment in the Company.

Section 5.4. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware.

Section 5.5. Amendment. Any provision of this Agreement may be amended, and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by the written consent of (a) as to the Company, only by the Company, and (b) as to Stockholders, by the holders of a majority of outstanding Shares held by such Stockholders; provided that any Stockholder may waive any of such Stockholder's rights hereunder without obtaining the consent of any other person or entity. Any amendment or waiver effected in accordance with clauses (a) or (b) of this Section shall be binding upon each party hereto and each such party's successors and permitted assigns.

Section 5.6. Assignment of Rights. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, the parties' respective successors, permitted assigns and legal representatives. The rights and obligations of the Company under this Agreement shall inure to the benefit of, and be binding upon, any successor to the Company.

Section 5.7. Term. This Agreement shall terminate upon the earliest of (a) immediately prior to the consummation of a Deemed Liquidation Event, (b) the date on which this Agreement is terminated by a writing executed by the Company and the holders of a majority of outstanding Shares held by the Stockholders, and (c) the dissolution of the Company.

Section 5.8. Notices. All notices required or permitted hereunder shall be deemed effectively delivered on the earlier of (a) when received, (b) when delivered personally, (c) one (1) business day after being delivered by facsimile (with receipt of appropriate confirmation), (d) one (1) business day after being deposited with a nationally recognized, reputable overnight courier service for next day delivery or (e) five (5) calendar days after being deposited in the U.S. mail, first class with postage prepaid, and addressed to the parties at the addresses provided to the Company (which the Company agrees to disclose to the other parties upon request) or such other address as a party may request by notifying the other in writing.

Section 5.9. Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 5.10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Section 5.11. Entire Agreement. This Agreement, the Articles, and any Subscription Agreement executed by the Stockholder, and the documents referred to herein and therein constitute the entire agreement between the parties relative to the specific subject matter hereof. Any previous agreement among the parties relative to the specific subject matter hereof is superseded by this Agreement.

[Signature Page Attached]

INTENDING TO BE BOUND the parties have signed this Agreement as of the date first above written.

The Company:

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By: [Signer's Name]
Title: [Signer's Title]

The Stockholders:

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Name: [Stockholder’s Name]
Address: [Stockholder’s Address]

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Name: [Stockholder’s Name]
Address: [Stockholder’s Address]

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Name: [Stockholder’s Name]
Address: [Stockholder’s Address]